UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2022

Commission File Number: 001-41115

GENENTA SCIENCE S.P.A.

(Exact Name of Registrant as Specified in its Charter)

Via Olgettina No. 58

20132 Milan, Italy

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Genenta Science S.p.A. Reports Financial Results for the Six Months Ended June 30, 2022

Genenta Science S.p.A. (“Genenta”) is furnishing this report on Form 6-K to provide its unaudited consolidated financial statements as of June 30, 2022, and for the six months ended June 30, 2022, and June 30, 2021, and to provide its Management’s Discussion and Analysis of Financial Condition and Results of Operations with respect to such financial statements.

The unaudited consolidated financial statements as of June 30, 2022, and for the six months ended June 30, 2022, and June 30, 2021, are attached to this Form 6-K as Exhibit 99.1. Management’s Discussion and Analysis of Financial Condition and Results of Operations is attached to this Form 6-K as Exhibit 99.2.

EXHIBIT INDEX

Exhibit	Title
99.1	Unaudited Consolidated Financial Statements as of June 30, 2022, and for the six months ended June 30, 2022, and June 30, 2021.
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations.
101	The following materials from Genenta’s Report on Form 6-K for the six months ended June 30, 2022, formatted in Inline XBRL (eXtensible Business Reporting Language): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations and Comprehensive Loss, (iii) the Consolidated Statements of Changes in Stockholders’ Equity, (iv) the Consolidated Statements of Cash Flows, and (v) Notes to the Consolidated Financial Statements.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENENTA SCIENCE S.P.A.

Date October 25, 2022	By	/s/ Pierluigi Paracchi
Pierluigi Paracchi, Chief Executive Officer

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